UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated June 29, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒       Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐       No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐       No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐       No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF No. 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS’ MEETING

HELD ON JUNE 29, 2017

1.            Date, Time and Place: Held on June 29, 2017, at 8:00 AM at Rua Fidêncio Ramos, no. 302, 3rd floor, Tower B, Building Vila Olímpia Corporate, Vila Olímpia, in the City of São Paulo, State of São Paulo.

2.            Call notice: Call notice was waived, due to the attendance of all members of the Board of Directors, pursuant to item 6.1 of its Internal Rules.

3.            Attendance: The totality of the sitting members of the Board of Directors in attendance: Messrs. José Luciano Duarte Penido (Chairman of the Board), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Ernesto Lozardo, João Carvalho de Miranda, João Henrique Batista de Souza Schmidt, Marcos Barbosa Pinto, Paulo Fernando Fleury da Silva e Souza and Raul Calfat.

4.            Meeting Board: The meeting was conducted by Mr. José Luciano Duarte Penido, as the Chairman, and assisted by Mrs. Claudia Elisete Rockenbach Leal, as Secretary.

5.            Agenda: In accordance with the terms set forth in Article 17 of the Company’s Bylaws, to approve the issuances, by the Company, of Export Credit Notes (“NCEs”) to back a fund raising transaction via capital markets, through the public distribution of Agribusiness Credit Receivable Certificates (“CRA”), in accordance with the CVM Instruction no. 400/03 (“ICVM no. 400/03”).

6.            Resolutions: After discussion and analysis of the matters included on the Agenda, the Board members in attendance decided:

6.1    Approve, by the unanimous vote, without reservations and/or qualifications, the issuances, by the Company, of NCEs to back a fund raising transaction via capital markets, through the public distribution of CRA, in accordance with the ICVM 400/03, to be issued by RB Capital Companhia de Securitização, in the total amount of up to R$ 1,350,000,000.00 (one billion and three hundred and fifty million reais), in two series, the first series with expiry date in 2022 and the second series with expiry date in 2023.

The principal shall be amortized in its expiry date (bullet). The indicative rate to the first series is 98% of CDI and, to the second series, is NTN-B 24 + 0,05% per year.

6.1.1          The proposed fund raisings aims to finance the Company’s activities in connection to the agribusiness, comprising activities regarding production, trade, processing or manufacture of products or inputs originated from the transformation of forest materials, used by the Company in the pulp export program.

6.1.2          The Board of Officers is authorized, through its members or by attorney-in-facts duly designated, in accordance with the Company’s By-laws, to execute all documents and to perform all and any necessary acts to accomplish the resolution proposed above.

Closing:  There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board in attendance. Attendance: José Luciano Duarte Penido (Chairman of the Board of Directors), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Ernesto Lozardo, João Carvalho de Miranda, João Henrique Batista de Souza Schmidt, Marcos Barbosa Pinto, Paulo Fernando Fleury da Silva e Souza and Raul Calfat, and, also, Mrs. Claudia Elisete Rockenbach Leal (Secretary).

São Paulo, June 29, 2017.

We certify that the present minutes are a true copy of the original filed at the Company’s headquarters.

Meeting Board:

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2017

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO